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                                                                    Exhibit 99.4

QIAGEN Reports First Quarter 2002 Results
23% Revenue Growth in Core Consumables Business and EPS of $ 0.07

Venlo, The Netherlands, May 6, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt:
QIA) today announced the results of operations for its first quarter 2002.

The Company reported that consolidated net sales for its first quarter increased 12% to $70.5 million, from $63.1 million for the same period in 2001. In addition, QIAGEN shipped approximately $2.0 million in liquid handling instruments for nucleic acid synthesis to Xeragon Inc, which had placed these purchases in early February. Including these shipments to Xeragon Inc. and using identical foreign exchange rates for both periods, net sales would have been $74.6 million, a growth rate of 18%. As a result of QIAGEN's acquisition of Xeragon on April 17, QIAGEN decided to account the shipments to Xeragon as sales to a subsidiary and has therefore excluded them from net sales and income for the first quarter ended March 31, 2002. Excluding these effects of the acquisition of Xeragon in 2002 and acquisition related expenses in the prior year period, operating income for the first quarter 2002 increased 20% to $17.4 million from $14.5 million in the comparable period in 2001, net income increased 31% to $10.5 million from $8.0 million and diluted earnings per share increased 17% to $0.07 (based on 145.2 million average shares and share equivalents outstanding) from $0.06 (based on 145.0 million average shares and share equivalents outstanding) in the comparable quarter of 2001. Including the effects of acquisitions in both periods, operating income increased 36% to $15.7 million from $11.5 million, net income increased 60% to $9.5 million from $6.0 million and diluted earnings per share increased 75% to $0.07 from $0.04 in the comparable quarter of 2001.

"We are pleased with our sales performance during the challenging first quarter of 2002," said Dr. Metin Colpan, QIAGEN's Chief Executive Officer. "We are reporting net sales of $70.5 million, a 12% increase over the prior year. In addition, we had $2.0 million in instrument shipments to Xeragon, Inc., which are not included in our net sales results as they are being treated as sales to a subsidiary as we later acquired the company. Moreover, we are encouraged to be seeing a gradual improvement in market conditions," said Dr. Metin Colpan, QIAGEN's Chief Executive Officer. "The delay in the approval processes for the academic research budgets in the United States weighed heavily on QIAGEN's academic customers. This customer group accounts for approximately 50% of QIAGEN's net sales. As the budgets of the National Institutes of Health were approved in late January, this situation has started to improve. The overall research spending by large pharmaceutical companies, who represent approximately 35% of QIAGEN's revenue base, slowed significantly during the first quarter which disproportionately affected sales in the United States. We believe that this market, too, is beginning to show signs of improving. QIAGEN's products are addressing exciting opportunities of which some are outlined in recent announcements regarding Xeragon, Axxima and Leica."

"Adjusted for currency fluctuations, net sales of QIAGEN's core nucleic acid separation and purification and related consumables increased 23% in the first quarter of 2002 compared to the prior year period and represented 77% of net sales," said Peer M. Schatz, Chief Financial Officer. Net sales in Europe and Asia grew significantly faster than net sales in the United States which represent approximately 55% of consolidated net sales. These trends had been expected and are built into the Company's financial guidance."

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs over 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.


Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002